UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

MAVERICK MINERALS CORPORATION
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

577707201
(CUSIP Number)

copy to: M. Donna Rose 2245 N. Valley Parkway, Suite 429 Henderson NV 89014. Tel: 310-341-1492
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	577707201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Senergy Partners LLC(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Senergy Partners LLC is a limited liability corporation organized under the laws of Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
89,500,000(2)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
89,500,000(2)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,500,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
92.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Based on 96,907,208 shares of common stock issued and outstanding as of the date of this report.

(2) Donna Rose is the sole shareholder of Senergy Partners LLC.

SCHEDULE 13D/A

CUSIP No.	577707201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Donna Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
90,268,000(2)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
90,268,000(2)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,268,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
93.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Based on 96,907,208 shares of common stock issued and outstanding as of the date of this report.

(2) Comprised of 768,000 shares registered in the name of Donna Rose and 89,500,000 shares registered in the name of Senergy Partners LLC. Donna Rose is the sole shareholder of Senergy Partners LLC.

This Amendment No. 1 to Schedule 13D is being filed jointly on behalf of Senergy Partners LLC and Donna Rose (the “Reporting Persons”) relating to the shares of common stock, par value $0.001 of Maverick Minerals Corporation, a corporation existing under the laws of the State of Nevada (the “Issuer”). Unless otherwise stated herein, the Statement on Schedule 13D as filed on March 9, 2009 remains in full force and effect.

Item 1. Security and Issuer

This Statement relates to shares of common stock with $0.001 par value of the Issuer. The principal executive offices of the Issuer are located at 2501 Lansdowne Avenue, Saskatoon, Saskatchewan, Canada S7J 1H3.

Item 2. Identity and Background

(a)	Name: Senergy Partners LLC and Donna Rose.
(b)	The business address of Senergy Partners LLC is 2245 N. Valley Parkway, Suite 429 Henderson NV 89014. The business address of Donna Rose is 2245 N. Valley Parkway, Suite 429 Henderson NV 89014.
(c)	Senergy Partners LLC is a limited liability corporation incorporated pursuant to the laws of the State of Nevada. Donna Rose is a citizen of the United States of America.
(d)	None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On February 13, 2009, the Issuer entered into a loan agreement (the “Loan Agreement”) with Senergy Partners LLC, whereby Senergy Partners LLC agreed to establish a revolving loan in the aggregate amount of up to US$1,000,000 bearing interest at an annual rate of 8% in favour of the Issuer.

In consideration of Senergy Partners LLC entering into the Loan Agreement, the Issuer and Senergy Partners LLC have entered into a debt settlement and subscription agreement dated as of February 13, 2009, whereby Senergy Partners LLC has agreed to accept 89,500,000 shares of common stock of the Issuer in settlement of US$447,500 owing by the Issuer to it.

Donna Rose acquired 700,000 shares of common stock of the Issuer in consideration for a deemed price of $14,000. The 700,000 shares were issued pursuant to the purchase of UCO Energy Inc. by the Issuer in July 2003. Donna Rose was a shareholder of UCO and received the shares as part of the Issuer’s purchase of UCO.

Donna Rose acquired 68,000 shares of common stock of the Issuer as follows:

Date of Purchase	Amount of Shares	Price Per Share
April 9, 2009	5,000	$0.05
April 9, 2009	5,000	$0.07
April 9, 2009	5,000	$0.08
April 9, 2009	5,000	$0.09
May 4, 2009	5,000	$0.09
May 5, 2009	5,000	$0.09
May 6, 2009	5,000	$0.09
May 8, 2009	23,000	$0.06
May 12, 2009	5,000	$0.09
May 19, 2009	5,000	$0.09
Total	68,000

Item 4. Purpose of Transaction

Senergy Partners LLC acquired the 89,500,000 shares of common stock of the Issuer in consideration for the Loan Agreement as described in Item 3 above. Donna Rose acquired 700,000 shares of common stock of the Issuer in consideration of $14,000 as described in Item 3 above. Donna Rose acquired the 68,000 shares of common stock of the Issuer in consideration of $5,080 as described in Item 3 above.

Depending on market conditions and other factors, the Reporting Persons may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’ s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Persons is 90,268,000 shares, or 93.1% of the Issuer, based on 96,907,208 shares of common stock outstanding as of the date of this report.

Of the 90,268,000 shares, 768,000 shares are registered in the name of Donna Rose and 89,500,000 shares are registered in the name of Senergy Partners LLC. Donna Rose has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 90,268,000 shares of common stock of the Issuer.

Other than as described in Item 3 above, the Reporting Persons have not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

No person, other than Donna Rose, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 90,268,000 shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
10.1

Debt Settlement and Subscription Agreement dated as of February 13, 2009 between the Issuer and Senergy Partners LLC (incorporated by reference from the Schedule 13D filed with the Securities and Exchange Commission on March 9, 2009)

10.2

Loan Agreement dated as of February 13, 2009 between the Issuer and Senergy Partners LLC (incorporated by reference from the Schedule 13D filed with the Securities and Exchange Commission on March 9, 2009)

10.3

Purchase Agreement dated as of April 21, 2003 between the Issuer, UCO Energy Corporation and the shareholders of UCO Energy Corporation (incorporated by reference from our Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on May 19, 2004)

99.1	Joint Filing Agreement between Senergy Partners LLC and Donna Rose

Signature

After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2009	/s/ Donna Rose Signature
Donna Rose, Managing Member of Senergy Partners LLC

Dated: May 29, 2009	/s/ Donna Rose Signature
Donna Rose

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).